Exhibit 12

BGF Industries, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Pretax income (loss) (a)	$7,557	$(4,905)	$1,897	$(3,436)	$(129,012)
Add:
Fixed charges	11,393	11,717	12,430	14,097	14,239
Capitalized interest	—	—	—	—	—

	$18,950	$6,812	$14,327	$10,661	$(114,773)

Fixed Charges:
Interest expense(b)	$11,029	$11,333	$12,025	$13,812	$13,926
Portion of rents representative of interest factor(c)	364	384	405	285	313

	$11,393	$11,717	$12,430	$14,097	$14,239

Ratio of earnings to fixed Charges	1.7x	—	1.2x	—	—

(a)	Income (loss) before taxes and extraordinary loss.
(b)	Includes amortization of debt issuance costs and original issue discount and excludes capitalized interest.
(c)	One-third of rental expense.